FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

JA Solar Holdings Co., Ltd.
 Jinglong Group Industrial Park
Jinglong Street
Ningjin, Hebei Province 055550
The People’s Republic of China

This Form 6-K consists of:

Three press releases of JA Solar Holding Co., Ltd.  (the “Registrant”) regarding, respectively:

1.	the filing of registration statement for proposed public offering;

2.	the appointment of president and chief operating officer, and

3.	the expansion of the board of directors;

each made by the Registrant in English on September 20, 2007.

JA Solar Files Registration Statement for Proposed Public Offering

Hebei, China, September 20, 2007– JA Solar Holdings Co., Ltd. (“the Company”) (NASDAQ: JASO) today announced that it has filed a registration statement with the U.S. Securities and Exchange Commission for a proposed registered offering of 4,000,000 ADSs by the Company and an aggregate of 2,350,000 ADSs by certain selling shareholders. Each ADS represents three ordinary shares of the Company. The Company is expected to grant the underwriters a 30-day option to purchase an additional 952,500 ADSs to cover over-allotments, if any.

The selling shareholders include entities controlled by the Company’s chairman (Jinglong Group Co., Ltd), chief executive officer (Improve Forever Investments Limited) and chief technology officer (Express Power Investments Limited), as well as the Company’s chief financial officer. Jinglong Group Co., Ltd (“Jinglong Group”), the Company’s largest shareholder, is expected to own approximately 25.3% of the Company’s share capital after the offering (assuming no exercise of the underwriters’ over-allotment option).

Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. will act as joint book-running managers, with CIBC World Markets Corp. and Piper Jaffray & Co. as co-managers.

Copies of the preliminary prospectus relating to the offering may be obtained, when available, by calling +1- 800-221-1037 (Credit Suisse Securities (USA) LLC) or +1-888-603-5847 (Lehman Brothers Inc.).

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy ordinary shares or ADSs of the Company, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About JA Solar Holdings Co., Ltd.
Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information, please visit http://www.jasolar.com.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contacts:

Jinlin Liu Vice President JA Solar ir@jasolar.com +1-514-531-5705	David Pasquale The Ruth Group dpasquale@theruthgroup.com +1-646-536-7006

# # #

JA Solar Appoints President and Chief Operating Officer

Hebei, China, September 20, 2007– JA Solar Holdings Co., Ltd. (“JA Solar”, “the Company”) (NASDAQ: JASO) today announced the appointment of Dr. Kang Sun as president and chief operating officer.  The former chief operating officer, Mr. Zhilong Zhang, will assume the position of general manager of Shanghai JA Solar PV Technology Co., Ltd., a wholly owned subsidiary of JA Solar.

Dr. Sun has been an independent director of JA Solar’s board since January 2007. He will continue to serve on the board but will no longer be designated as an independent director. Dr. Sun has held executive positions in the areas of business development, marketing and sales, technology management, operations and investments at both large global corporations, such as Applied Materials, AlliedSignal, Honeywell and Oce, as well as technology startups.

Samuel Yang, chief executive officer, said, "By fortifying our already strong management we will be able to support our expected continued growth. Dr. Sun's participation is another milestone in our corporate development. His experience at start-ups and large enterprises makes him a natural fit and a valued executive. We will continue to add business and technical talents to our management team as we move forward in support of our business and prospects.”

About JA Solar Holdings Co., Ltd.
Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information, please visit http://www.jasolar.com.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contacts:

Jinlin Liu Vice President JA Solar ir@jasolar.com +1-514-531-5705	David Pasquale The Ruth Group dpasquale@theruthgroup.com +1-646-536-7006

# # #

JA Solar Expands Board

Hebei, China, September 20, 2007– JA Solar Holdings Co., Ltd. (“JA Solar”, “the Company”) (NASDAQ: JASO) today announced that the Company has added two new members to its board. Dr. Elmer Hsu and Mr. Erying Jia were recently appointed by the board as new directors and shall hold office until the next annual general meeting, at which time they shall be eligible for reelection. Dr. Hsu will serve as an independent director.

Dr. Elmer Hsu, 63 years old, has 33 years of experience in business and technology management, as well as product development. Dr. Hsu recently served as vice president and general director at Industrial Technology Research Institute (“ITRI”) in Taiwan. Prior to working at ITRI, he held various executive positions, including vice president at Hughes Electronics Company.

Mr. Erying Jia, 52 years old, is currently an executive deputy general manager and director of JingLong Industry and Commerce Group Co., Ltd. (“JingLong Group”), JA Solar’s largest supplier, which is also owned by the shareholders of JA Solar’s largest shareholder, Jinglong Group, Co., Ltd. Mr. Jia has held several administrative positions in Ningjin County of Hebei Province, China. Mr. Jia's participation on the board further strengthens the relationship between JingLong Group and JA Solar.

"We are delighted to have Dr. Hsu and Mr. Jia join our board," said Baofang Jin, chairman of the board of JA Solar. "Both gentlemen add complementary experiences to this board. Their participation will bolster the ability of our already very experienced board to guide the company as it continues to grow."

About JA Solar Holdings Co., Ltd.
Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information, please visit http://www.jasolar.com.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contacts:

Jinlin Liu Vice President JA Solar ir@jasolar.com +1-514-531-5705	David Pasquale The Ruth Group dpasquale@theruthgroup.com +1-646-536-7006

# # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By /s/ Huaijin Yang
Name: Huaijin Yang
Title: Chief Executive Officer

Date: September 21, 2007